    As filed with the Securities and Exchange Commission on January 15, 1997
                                                                FILE NO. 814-129
--------------------------------------------------------------------------------
                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                Amendment No. 1
                                       to
                                   FORM N-54A

                   NOTIFICATION OF ELECTION TO BE SUBJECT TO
          SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
                   FILED PURSUANT TO SECTION 54(a) OF THE ACT


                 The undersigned business development company hereby amends its notification of the Securities and Exchange Commission that it has elected, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:                 PLYMOUTH COMMERCIAL MORTGAGE FUND


Address of Principal Business Office (No. & Street, City, State, Zip Code):
                          C/O GREYSTONE ADVISERS, INC.
                          13333 BLANCO ROAD, SUITE 314
                         SAN ANTONIO, TEXAS  78216-7756

Telephone Number (including area code):      (210) 493-3971

Name and address of agent for service of process:                   Copy to:
ROBERT R. SWENDSON, PRESIDENT AND CHIEF EXECUTIVE OFFICER           STEVEN B. BOEHM, ESQUIRE
GREYSTONE ADVISERS, INC.                                            SUTHERLAND, ASBILL & BRENNAN, L.L.P.
13333 BLANCO ROAD, SUITE 314                                        1275 PENNSYLVANIA AVENUE, N.W.
SAN ANTONIO, TEXAS  78216-7756                                      WASHINGTON, D.C.  20004-2404

         Check one of the following:

[x] The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: 0-21443

[ ] The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

         The file number of the registration as an investment company pursuant
to section 8(a) of the Act, if any, of the company:             (Not applicable)

         The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company:
                                                                (Not applicable)

                 The undersigned company certifies that it is a closed-end company organized under the laws of Delaware and with its principal place of business at the office of Greystone Advisers, Inc., in Texas; that it will be operated for the purpose of making investments in securities described in sections 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

                 Pursuant to the requirements of the Act, the undersigned company has caused this amended notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of San Antonio and state of Texas on the 15th day of January, 1997.


[SEAL]                                 PLYMOUTH COMMERCIAL MORTGAGE FUND


                                       By:  /s/ Robert R. Swendson
                                            -----------------------------------
                                            Robert R. Swendson
                                            President and Chief Executive
                                            Officer





Attest: /s/ John C. Mosher
        -----------------------------
        John C. Mosher
        Vice President and
        Chief Financial Officer